Fuxing China Group Limited

November 29, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Draft Registration Statement on Form F-1
Submitted September 25, 2023
CIK No. 0001954705

Ladies and Gentlemen:

This letter is in response to the letter dated October 23, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1 filed September 25, 2023

Risk Factors, page 21

1. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

In response to the Staff’s comments, we respectfully advise the Staff that, as of the date hereof, we have not experienced any material cybersecurity risks in our supply chain based on third-party products, software, or services used in our products, services, or business. However, there is no assurance that we will not experience such cybersecurity risks in the future. We have added a risk factor on page 37 of the Amended Draft Registration Statement to address such cybersecurity risks and the measures we have taken to mitigate those risks.

2. Please ensure that risk factors disclosed in your summary are also reflected in this section.

In response to the Staff’s comments, we have revised our disclosure on page 9 of the Amended Draft Registration Statement to ensure that risk factors disclosed in the summary are also reflected in this section.

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We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC..., page 32

3. We note your disclosure stating that even though you are required to comply with the Trial Administrative Measures ("Trial Measures") requirements, there is still uncertainty as to whether you will be able to complete the Trial Measures process with the CSRC, and that you "cannot assure [investors] that [you] will be able to complete the filings for this offering and any future offerings and fully comply with the relevant new rules on a timely basis, if at all." Please clarify, if true, whether this offering is contingent on either receiving CSRC approval under the Trial Measures, or reaching a definitive conclusion that a waiver from Trial Measures compliance has been obtained. Include this disclosure in this risk factor discussion as well as the summary section where regulatory approvals are discussed. In addition, tell us how you plan to notify investors about receiving the CSRC approval related to Trial Measures.

In response to the Staff’s comments, we have revised our disclosure on the cover page, page 12 and page 33 of the Amended Draft Registration Statement to disclose that the closing of this offering is contingent on receiving CSRC approval under the Trial Administrative Measures. We plan to notify investors about receiving the CSRC approval related to Trial Administrative Measures in the prospectus of the registration statement on Form F-1.

We are required to fulfill the Trial Administrative Measures filing procedures, page 32

4. Please disclose the current status of your Trial Measures application.

In response to the Staff’s comments, we have revised our disclosure on the cover page, page 12 and page 33 of the Amended Draft Registration Statement to disclose that on October 7, 2023, we submitted the filing report and related materials to the CSRC in accordance with the requirements of the Trial Administrative Measures, which remains under review by the CSRC, as of the date of this letter and the Amended Draft Registration Statement.

We may not be able to prevent unauthorized use of our intellectual property, page 37

5. We note on page 101 that you have several pending patents, including some patents that have been pending for more than a decade. Please address any material risks.

In response to the Staff’s comments, we respectfully advise the Staff that the pending trademarks disclosed on page 101 are deemed invalid and we will no longer pursue the registration application for those trademarks. Our zipper products primarily fall within Class 26, Lace and Embroidery, as per the International Classification of Goods and Services (the Nice Classification). We have successfully obtained the 3F trademark within this classification. We do not believe the pending trademarks will pose any significant risks to our business. Accordingly, we have removed the pending trademarks from the table on page 101 of the Amended Draft Registration Statement. We have also added a risk factor “We are faced with risks associated with expiration of our patents.” on page 37 of the Amended Draft Registration Statement to address the material risks associated with the imminent expiration of certain patents.

Enforceability of Civil Liabilities, page 51

6. We note your disclosure stating that investors may face difficulties effecting service of legal process and enforcing foreign judgments or bringing actions in China against you or your management due to you conducting substantially all your business in China and substantially all your assets, officers, and directors being located in China. Please revise this section to identify your officers and directors located in China and disclose that it will be more difficult to enforce liabilities and enforce judgments on these individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

In response to the Staff’s comments, we have revised our disclosure on pages 25, 51 and 52 of the Amended Draft Registration Statement to identify our officers and directors located in China and to disclose that it will be more difficult to enforce liabilities and enforce judgments on these individuals, given the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

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Use of Proceeds, page 52

7. We note that you intend to use the proceeds build a new factory and upgrade manufacturing machines. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please ensure that the order of priority of such purposes is given, as well as the amount and sources of other funds needed. Refer to Item 3.C. of Form 20-F.

In response to the Staff’s comments, we have revised our disclosure on page 52 of the Amended Draft Registration Statement to disclose the order of priority of the use of proceeds, as well as the amount and sources of other funds needed.

Capitalization, page 54

8. Please present non-controlling interest separately within your capitalization table similar to the presentation within your balance sheet.

In response to the Staff’s comments, we have revised our disclosure on page 55 of the Amended Draft Registration Statement to present non-controlling interest separately within our capitalization table similar to the presentation within our balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting the Results of Our Group's Operations, page 60

9. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

In response to the Staff’s comments, we have revised our disclosure on page 61 of the Amended Draft Registration Statement to disclose that supply chain disruptions could materially affect our outlook or business goals, and to specify the challenges that may have materially impacted our results of operations or capital resources and have quantified, to the extent possible, how our sales, profits, and/or liquidity have been impacted.

Liquidity and Capital Resources

Cash Flow from Operating Activities, page 66

10. Your discussion of operating cash flows appears to be a recitation of changes disclosed on the face of the statement of cash flows. Please revise and expand this discussion to include the primary drivers of, and other material factors necessary to understand, changes in your operating assets and liabilities that materially impacted cash flows from operating activities. Refer to section IV.B of SEC Release 33- 8350.

In response to the Staff’s comments, we have revised our disclosure on page 66 of the Amended Draft Registration Statement to expand the discussion to include the primary drivers of, and other material factors necessary to understand, changes in our operating assets and liabilities that materially impacted cash flows from operating activities.

Business, page 82

11. We note that you plan to use a significant portion of the proceeds to build a new factory. Please disclose the anticipated costs, timing, and funding sources for the new factory.

In response to the Staff’s comments, we revised our disclosure on page 94 of the Amended Draft Registration Statement to disclose the anticipated costs, timing, and funding sources for the new factory.

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Intellectual Property, page 100

12. We note your disclosure on that you owned 79 valid patents in the PRC. We also note your disclosure that your Mr. Yanming Luo was the inventor of 34 patents related to zipper design. In addition, we note your disclosure regarding the applicable patent right period is 20 years for invention patents, 15 years for graphic design patents and 10 years for utility model patents. Please expand your disclosures in this section to:

•	clearly indicate whether all the patents are intellectual property owned by Fuxing, or if some patents belong to Mr. Yanming Luo as the inventor; and
•	provide, to the extent reasonable and material, the remaining durations of your patent right period. For example, disclose if a patent is nearing the end of its applicable patent right period.

In response to the Staff’s comments, we have revised our disclosure on pages 99 and 101 of the Amended Draft Registration Statement to clearly indicate that the 97 valid patents are intellectual property owned by the Company’s subsidiaries, and to provide the remaining durations of the patent rights. We also added a risk factor “We are faced with risks associated with expiration of our patents.” on page 37 of the Amended Draft Registration Statement.

Related Party Transactions, page 119

13. Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.

In response to the Staff’s comments, we have revised our disclosure on page 119 of the Amended Draft Registration Statement to disclose the related party transactions for the three financial years up to the date of the prospectus.

Notes to Financial Statements

13 - Revenues by Product and Geography, page F-20

14. We note from your disclosure on page 35 that three customers individually accounted for greater than 10% of revenue during each of the periods presented. Tell us how you considered providing the disclosures required by ASC 280-10-50-42 and ASC 825-10-50-20.

In response to the Staff’s comments, we respectively advise the Staff that when preparing financial statements and related disclosures, the Company considered revenue and accounts receivable concentration and has disclosed significant concentration of credit risks (i.e. customers that account for more than 10% of outstanding accounts receivable) on page F-22 of the Amended Draft Registration Statement. The Company chose not to disclose the names of these customers, as permitted under ASC 280-10-50-42. The Company also acknowledges the Staff’s comment regarding the disclosure required by ASC 825-10-50-20 and has revised the disclosure on page F-13 of the Amended Draft Registration Statement by including “Concentration of credit risks.”

15. Please reconcile your presentation of five reportable segments on page F-22 with your disclosures on pages 59 and 83 indicating that you generate revenue from three segments – the Zipper Segment, the Trading Segment, and the Processing Segment. To the extent you aggregate operating segments into one or more reportable segments, please clearly disclose the fact and explain how these operating segments meet the aggregation criteria in ASC 280-10-50-11.

In response to the Staff’s comments, we have revised our disclosure on page F-20 of the Amended Draft Registration Statement to reconcile the discrepancy of reportable segments and have added disclosure to clarify that the corporate segment is involved in group-level corporate services which covers i) administrative functions, including human resources, legal services or compliance matters, communications and finance, and ii) treasury functions that manage our financial resources, in order to help meet the our business objectives. While the corporate segment is not involved in business activities that generate revenues or incur expenses, it performs a significant treasury function for the Company and is reviewed as a separate segment by the Company’s chief operating decision maker.

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General

16. Please revise your registration statement to address each comment in the Division of Corporation Finance’s December 20, 2021 guidance, “Sample Letter to China-Based Companies” or explain why such comments are not applicable to the company. Please note that the comments direct you to where the responsive disclosure should appear and in some cases disclosure is requested in more than one location of your prospectus. Please ensure that you address each component of the comments. Please also review Division of Corporation Finance’s July 17, 2023 guidance, "Sample Letter to Companies Regarding China-Specific Disclosures" and comply with all applicable comments.

In response to the Staff’s comments, we respectfully advise the Staff that we have reviewed each comment in the Division of Corporation Finance’s December 20, 2021 guidance, “Sample Letter to China-Based Companies” and Division of Corporation Finance’s July 17, 2023 guidance, “Sample Letter to Companies Regarding China-Specific Disclosures”,  and revised our disclosure on the cover page and page 32 of the Amended Draft Registration Statement to address each applicable comment listed in those sample letters.

17. Please ensure that the graphics included in this registration statement, including but not limited to, diagrams on pages 15 and 58, are clear and legible.

In response to the Staff’s comments, we have updated the diagrams on pages 15 and 58 of the Amended Draft Registration Statement to ensure that they are clear and legible.

18. We note that Onestop Assurance PAC has served as the company’s auditor since 2023. Provide the names and addresses of the company’s auditors for the preceding three years (together with their membership in a professional body). See Item 1.C. of Form 20-F.

In response to the Staff’s comments, we respectfully advise the Staff that for the fiscal years ended December 31, 2020 and 2021, Mazars LLP served as our statutory auditor under Singapore Companies Act (Chapter 50), which firm is located at 133 Cecil Street, #15-02, Keck Seng Tower, Singapore 069535, and is a member of the Institute of Singapore Chartered Accountants. For the fiscal year ended December 31, 2022, RT LLP served as our statutory auditor under Singapore Companies Act (Chapter 50), which firm is located at 297 South Bridge Road Singapore 058839, and is a member of Institute of Singapore Chartered Accountants (ISCA). The financial statements audited by Mazars LLP and RT LLP were prepared based on Singapore Financial Reporting Standards. We have disclosed the same on page 140 of the Amended Draft Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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